UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                                  HAGGAR CORP.
--------------------------------------------------------------------------------
                              (Name of The Company)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    405173105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Marsden S. Cason                          Grand Wealth Group Limited
    Infinity Associates LLC                               10th Floor
591 Redwood Highway, Suite 2180                       Island Place Tower
     Mill Valley, CA 94941                              510 King's Road
   Telephone: (415) 380-0511                              North Point
                                                           Hong Kong
                                                   Telephone: 852-2907-8888
                                                       Attn: Dr. Ting Ho

                      Perseus Market Opportunity Fund, L.P.
                               c/o Perseus, L.L.C.
                             2099 Pennsylvania, N.W.
                             Washington, D.C. 20006
                            Telephone: (202) 452-0101
                               Attn: Rodd Macklin

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

        Selim Day, Esq.                           Jeffrey D. Saper, Esq.
Wilson Sonsini Goodrich & Rosati             Wilson Sonsini Goodrich & Rosati
    Professional Corporation                     Professional Corporation
 12 E. 49th Street, 30th Floor                      650 Page Mill Road
       New York, NY 10017                           Palo Alto, CA 94304
   Telephone: (212) 999-5800                     Telephone: (650) 493-9300

      Scott F. Smith, Esq.                          Roy S. Geiger, Esq.
      Covington & Burling                           Irell & Manella LLP
  1330 Avenue of the Americas               840 Newport Center Drive, Suite 400
       New York, NY 10019                         Newport Beach, CA 92660
   Telephone : (212) 841-1056                   Telephone : (949) 760-5299

                                 August 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Schedule 13D

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Texas Clothing Holding Corp.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

------------------ -------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

                   8.    Shared Voting Power -1,712,344 - (See Item 5)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting Person   9.    Sole Dispositive Power  - 0 -
With
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions).

             CO

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                                      -3-

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Nevada Clothing Acquisition Corp.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Nevada

------------------ -------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

Number of Shares   -------------------------------------------------------------
Beneficially
Owned by Each      8.    Shared Voting Power -1,712,344 - (See Item 5)
Reporting Person
With               -------------------------------------------------------------

                   9.    Sole Dispositive Power  - 0 -

                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions).

             CO

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Infinity Associates LLC

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

                   8.    Shared Voting Power -1,712,344 - (See Item 5)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting Person   9.    Sole Dispositive Power  - 0 -
With
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             OO

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Perseus Market Opportunity Fund, L.P.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

                   8.    Shared Voting Power -1,712,344 - (See Item 5)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting Person   9.    Sole Dispositive Power  - 0 -
With
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             PN

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Perseus Market Opportunity Partners,
            L.P.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

                   8.    Shared Voting Power -1,712,344 - (See Item 5)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting Person   9.    Sole Dispositive Power  - 0 -
With
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions).

             PN

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                                      -7-

Schedule 13D

CUSIP No.   405173105

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         1. Names of Reporting Persons. Perseus Market Opportunity Partners GP,
            L.L.C.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

                   8.    Shared Voting Power - 1,712,344 - (See Item 5)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting Person   9.    Sole Dispositive Power  - 0 -
With
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             OO

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Perseus, L.L.C.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

                   8.    Shared Voting Power - 1,712,344 - (See Item 5)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting Person   9.    Sole Dispositive Power  - 0 -
With
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             OO

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Perseuspur, L.L.C.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. State of Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

Number of Shares   8.    Shared Voting Power - 1,712,344 - (See Item 5)
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting Person
With               9.    Sole Dispositive Power  - 0 -

                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             OO

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Frank H. Pearl

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. United States

------------------ -------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

Number of Shares   8.    Shared Voting Power - 1,712,344 - (See Item 5)
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting Person
With               9.    Sole Dispositive Power  - 0 -

                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

------------------ -------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions).

             IN

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Grand Wealth Group Limited

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. British Virgin Islands

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

Number of Shares   8.    Shared Voting Power -1,712,344 -(See Item 5)
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting Person
With               9.    Sole Dispositive Power  - 0 -

                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

------------------ -------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             CO

--------------------------------------------------------------------------------

Schedule 13D

CUSIP No.   405173105

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. Symphony Holdings Limited

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  |_|

              (b)  |_|

--------------------------------------------------------------------------------

         3. SEC Use Only

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions). OO

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization. Bermuda

--------------------------------------------------------------------------------

                   7.    Sole Voting Power  - 0 -

                   -------------------------------------------------------------

Number of Shares   8.    Shared Voting Power -1,712,344 -(See Item 5)
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting Person
With               9.    Sole Dispositive Power  - 0 -

                   -------------------------------------------------------------

                   10.   Shared Dispositive Power  - 0 -

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,712,344 shares (See Item 5)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11). 23.2% (See Item
             5)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions).

             CO

--------------------------------------------------------------------------------

Schedule 13D

ITEM 1.  SECURITY AND THE COMPANY.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.10 par value per share, of Haggar Corp., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 11511 Luna Road, Dallas, TX 75234.

ITEM 2.  INDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by the following persons (collectively, the "Reporting Persons"): (i) Texas Clothing Holding Corp., a Delaware corporation ("Parent"), (ii) Nevada Clothing Acquisition Corp., a Nevada corporation ("Merger Sub"), (iii) Infinity Associates LLC, a Delaware limited liability corporation ("Infinity"), (iv) Perseus Market Opportunity Fund, L.P., a Delaware limited partnership ("Perseus Fund"), (v) Perseus Market Opportunity Partners, L.P., a Delaware limited partnership ("Perseus Partners"),
(vi) Perseus, L.L.C., a Delaware limited liability company ("Perseus"), (vii) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"), (viii) Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company ("Perseus GP" and, together with Perseus Fund, Perseus Partners, Perseus and Perseuspur, the "Perseus Entities"), (ix) Frank H. Pearl ("Mr. Pearl"), (x) Grand Wealth Group Limited, a British Virgin Islands Corporation ("Grand Wealth") and (xi) Symphony Holdings Limited, a Bermuda corporation ("Symphony"). The agreement among the Reporting Persons relating to the joint filing of this
Schedule 13D is attached as Exhibit 1 hereto. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

         Parent and Merger Sub

         Parent is a newly formed Delaware corporation, formed to serve as the sole stockholder of Merger Sub. Merger Sub is a newly formed Nevada corporation formed solely to merge with and into the Company in accordance with the Merger Agreement (as defined in Item 4). The address of Parent and Merger Sub's principal business is c/o Perseus, L.L.C., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

         The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Parent and Merger Sub are described respectively on Schedules A and B hereto. The address of the executive offices of Parent and Merger Sub are the same as the address of Parent and Merger Sub's principal business address.

         Except as otherwise indicated on Schedules A and B hereto, each of the individuals referred to on Schedules A and B is a United States citizen.

         Neither Parent nor Merger Sub nor, to the knowledge of Parent or Merger Sub, any person named on either Schedule A or Schedule B hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         Infinity

         Infinity is an investment company specializing in the acquisition of leading brands in the consumer soft goods industry. Infinity's principals have many years of experience adding value to companies in the areas of strategic visioning, product design, customer relations, marketing, sourcing and organizational efficiency. The address of Infinity's principal business is 591 Redwood Highway, Suite 2180, Mill Valley, CA 94941.

Schedule 13D

         The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Infinity are described on Schedule C hereto. The address of the executive offices of Infinity are the same as the address of Infinity's principal business address.

         Except as otherwise indicated on Schedule C hereto, each of the individuals referred to on Schedule C is a United States citizen.

         Neither Infinity nor, to the knowledge of Infinity, any person named on Schedule C hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         Perseus Entities and Frank H. Pearl

         Perseus Fund was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus Partners is the general partner of Perseus Fund and was formed to act as the general partner of Perseus Fund. Perseus GP is the general partner of Perseus Partners and was formed to act as the general partner of Perseus Partners. Perseus is the managing member of Perseus GP. Perseuspur is the managing member of Perseus. Mr. Pearl is the Chairman, President, Chief Executive Officer and managing member of Perseuspur. The address of the principal business of each of the Perseus Entities and Mr. Pearl is 2099 Pennsylvania, N.W., Washington, D.C. 20006.

         The name and present principal occupation or employment of each director, executive officer and controlling person of each of the Perseus Entities are described on Schedules D, E and F hereto. The address of each of the executive offices of the Perseus Entities are the same as the address of each of the Perseus Entities' principal business address.

         Except as otherwise indicated on Schedules D, E and F hereto, each of the individuals referred to on Schedules D, E and F is a United States citizen.

         None of the Perseus Entities, Frank H. Pearl nor, to the knowledge of any of the Perseus Entities, any person named on Schedules D, E or F hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         Grand Wealth and Symphony

         Grand Wealth is an investment holding company. Symphony is the controlling Shareholder of Grand Wealth and is a manufacturing company, publicly listed on the Hong Kong Stock Exchange. The address of Grand Wealth and Symphony's principal business is 10th Floor, Island Place Tower, 510 King's Road, North Point, Hong Kong.

         The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Grand Wealth is described on Schedule G hereto. The address of the executive offices of Grand Wealth is the same as Grand Wealth's principal business address.

         Grand Wealth is a corporation organized under the laws of the British Virgin Islands. Except as otherwise indicated on Schedule G hereto, each of the individuals referred to on Schedule G is a United States citizen.

Schedule 13D

         Neither Grand Wealth nor, to the knowledge of Grand Wealth, any person named on Schedule G hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Symphony is described on Schedule H hereto. The address of the executive offices of Symphony is the same as Symphony's principal business address.

         Symphony is a corporation organized under the laws of the Bermuda. Except as otherwise indicated on Schedule H hereto, each of the individuals referred to on Schedule H is a United States citizen.

         Neither Symphony nor, to the knowledge of Symphony, any person named on Schedule H hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As an inducement to Parent and Merger Sub to enter into the Merger Agreement (as defined in Item 4), Parent entered into Stock Voting Agreements, dated as of August 31, 2005 (the "Voting Agreements") with the Company and each of Frank D. Bracken, J.M. Haggar, III, Kahn Brothers & Co., Inc. and John C. Tolleson (collectively, the "Stockholders"). Parent did not pay additional consideration in connection with the execution and delivery of the Voting Agreements. In addition, each of the Stockholders delivered irrevocable proxies for the purpose of voting the shares covered by the Voting Agreements.

ITEM 4.  PURPOSE OF TRANSACTION.

         On August 31, 2005, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Company, which will result in the Company becoming a wholly-owned subsidiary of Parent (the "Surviving Corporation"). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.10 of the Company (the "Common Stock") issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $29.00 in cash, without interest (other than shares held in the treasury of the Company or owned by Parent or Merger Sub).

         In connection with the Merger Agreement, the Stockholders entered into Voting Agreements with the Company and Parent with respect to 1,712,344 shares of Common Stock (which include 284,600 shares of Common Stock subject to options that are exercisable within 60 days of August 31, 2005) (the "Covered Shares"). Subject to the terms and conditions of the Voting Agreements, each Stockholder has agreed to vote all of the Covered Shares that such Stockholder is entitled to vote (a) in favor of the approval of the Merger Agreement and the Merger, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (c) except as otherwise agreed to by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction involving the Company or its subsidiaries, (ii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, (iii) any change in a majority or more of the individuals on the Company's board of directors, (iv) any change in the present capitalization of the Company or any amendment to the Company's articles of incorporation or bylaws, (v) any other material change in the Company's corporate structure or business, or (vi) any other action which is intended to impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Merger Agreement.

Schedule 13D

         Each Stockholder irrevocably and unconditionally granted a proxy appointing Parent as such Stockholder's attorney-in-fact and proxy to vote the Covered Shares as described above.

         Each Stockholder also agreed not to, without the prior written consent of Parent, (i) transfer, or consent to the transfer of, any or all of the Covered Shares or any interest therein, except pursuant to the merger, (ii) grant any proxies, power-of-attorneys or other authorization or consents with respect to the Covered Shares, deposit the Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to the Covered Shares, or (iii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all such Covered Shares or any interest therein.

         The Voting Agreements will terminate upon the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms.

         The preceding summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. A copy of the Merger Agreement was filed as Exhibit 2.1 to a report on Form 8-K filed by the Company on September 1, 2005, and is incorporated herein by reference. A copy of each of the Voting Agreements have been filed herewith as Exhibits 2, 3, 4 and 5 to this
Schedule 13D and are incorporated herein by reference.

         Upon consummation of the Merger, the directors of Merger Sub (as defined in the Merger Agreement) shall be the directors and officers of the Surviving Corporation, until their death, resignation or removal or until their successors are duly elected and qualified.

         At the Effective Time (as defined in the Merger Agreement), the Articles of Incorporation and Bylaws of the Company shall be amended and restated to be identical to the Articles of Incorporation and Bylaws of Merger Sub in effect immediately prior to the Effective Time, which shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended in accordance with their respective terms and applicable law.

         Upon consummation of the Merger, the Company's stock will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

         Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans.)

         Parent reserves the right, consistent with applicable law, to acquire additional securities of the Company through open market purchases in advance of the closing of the Merger.

         ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

         As of the date hereof, neither Parent nor Merger Sub owns any shares of Common Stock. Parent and Merger Sub may, however, be deemed to have beneficial ownership with respect to 1,712,344 shares of Common Stock (which include 284,600 shares of common stock subject to options that are exercisable within 60 days of August 31, 2005), which are subject to the Voting Agreements described above in Item 4 and which together represent approximately 23.2% of the issued and outstanding shares of the Company common stock.

         Information with respect to beneficial ownership in this Schedule 13D is based on information supplied by the directors and executive officers of the Company and filings made with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The percentage of beneficial ownership is based on 7,087,833 shares of common stock outstanding as of August 30, 2005 and includes shares of common stock subject to options that may be exercised by the Stockholders within 60 days of August 31, 2005.

Schedule 13D

         Each of the Reporting Persons disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Common Stock for purposes of
Section 13(d) of the Act or for any other purpose. Except as disclosed in this
Schedule 13D, Parent is not entitled to any rights as a stockholder of the Company as to the Subject Shares and disclaims any beneficial ownership of the shares covered by the Voting Agreements. Parent does not have the power to dispose of the Subject Shares.

         Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor (i) to the knowledge of Parent and Merger Sub, any of the persons named on Schedules A and B hereto, (ii) to the knowledge of Infinity, any of the persons named on Schedule C hereto, (iii) to the knowledge of any of the Perseus Entities, any of the persons named on Schedules D, E or F, (iv) to the knowledge of Grand Wealth, any of the persons named on Schedule G hereto, (v) to the knowledge of Symphony, any of the persons named on Schedule H hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock.

         Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor (i) to the knowledge of Parent and Merger Sub, any of the persons named on Schedules A and B hereto, (ii) to the knowledge of Infinity, any of the persons named on Schedule C hereto, (iii) to the knowledge of any of the Perseus Entities, any of the persons named on Schedules D, E or F, (iv) to the knowledge of Grand Wealth, any of the persons named on Schedule G hereto, (v) to the knowledge of Symphony, any of the persons named on Schedule H hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         No Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the Covered Shares that are subject to the Voting Agreements discussed in this Item 5.

         Percentages set forth in this Schedule 13D were calculated based on 7,087,833 shares of Common Stock issued and outstanding as of the close of business on August 30, 2005, as represented by the Company in the Merger Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Parent, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Schedule 13D

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

      EXHIBIT
      NUMBER                             EXHIBIT NAME
   ------------   -------------------------------------------------------------

         1. Joint Filing Agreement, dated as of August 31, 2005, by and among Texas Clothing Holding Corp., a Delaware corporation, Nevada Clothing Acquisition Corp., a Nevada corporation, Infinity Associates LLC, a Delaware limited liability corporation, Perseus Market Opportunity Fund, L.P., a Delaware limited partnership, Perseus Market Opportunity Partners, L.P., a Delaware limited partnership, Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company, Perseus, L.L.C., a Delaware limited liability company, Perseuspur, L.L.C., a Delaware limited liability company, Frank H. Pearl, Grand Wealth Group Limited, a British Virgin Islands corporation and Symphony Holdings Limited, a Bermuda corporation.

         2. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and Frank D. Bracken.

         3. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and J.M. Haggar, III.

         4. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and Kahn Brothers & Co., Inc.

         5. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and John C. Tolleson.

         6.       Power of Attorney, dated April 9, 2003, by Frank H. Pearl.

Schedule 13D

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       TEXAS CLOTHING HOLDING CORP.



                                       By: /s/ Marsden S. Cason
                                           -------------------------------------
                                       Name: Marsden S. Cason
                                       Title: Secretary

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       NEVADA CLOTHING ACQUISITION CORP.



                                       By: /s/ Marsden S. Cason
                                           -------------------------------------
                                       Name: Marsden S. Cason
                                       Title: President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       INFINITY ASSOCIATES LLC



                                       By: /s/ Marsden S. Cason
                                           -------------------------------------
                                       Name: Marsden S. Cason
                                       Title: Managing Partner

Schedule 13D

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       PERSEUS MARKET OPPORTUNITY FUND, L.P.
                                       By: Perseus Market Opportunity Partners,
                                           L.P., its General
                                       Partner
                                       By: Perseus Market Opportunity Partners
                                           GP, L.L.C., its
                                       General Partner
                                       By: Perseus, L.L.C., its Managing Member
                                       By: Perseuspur, L.L.C., its Managing
                                           Member



                                       By: /s/ Rodd Macklin
                                          --------------------------------------
                                       Name: Rodd Macklin
                                       Title: Secretary and Treasurer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.
                                       By: Perseus Market Opportunity Partners
                                           GP, L.L.C., its
                                       General Partner
                                       By: Perseus, L.L.C., its Managing Member
                                       By: Perseuspur, L.L.C., its Managing
                                           Member

                                       By: /s/ Rodd Macklin
                                          --------------------------------------
                                       Name: Rodd Macklin
                                       Title: Secretary and Treasurer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       PERSEUS MARKET OPPORTUNITY PARTNERS GP,
                                       L.L.C.
                                       By: Perseus, L.L.C., its Managing Member
                                       By: Perseuspur, L.L.C., its Managing
                                           Member

                                       By: /s/ Rodd Macklin
                                          --------------------------------------
                                       Name: Rodd Macklin
                                       Title: Secretary and Treasurer

Schedule 13D

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       PERSEUS, L.L.C.
                                       By: Perseuspur, L.L.C., its Managing
                                           Member

                                       By: /s/ Rodd Macklin
                                          --------------------------------------
                                       Name: Rodd Macklin
                                       Title: Secretary and Treasurer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       PERSEUSPUR, L.L.C.



                                       By: /s/  Rodd Macklin
                                          --------------------------------------
                                       Name: Rodd Macklin
                                       Title: Secretary and Treasurer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       Frank H. Pearl

                                       By: /s/  Rodd Macklin
                                          --------------------------------------
                                       Name: Rodd Macklin
                                       Title: Attorney-in-Fact

Schedule 13D

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       GRAND WEALTH GROUP LIMITED



                                       By: /s/ Tony Sun Sun Sze
                                          --------------------------------------
                                       Name: Tony Sun Sun Sze
                                       Title: Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005

                                       SYMPHONY HOLDINGS LIMITED



                                       By: /s/ Edward Y Ku
                                          --------------------------------------
                                       Name: Edward Y Ku
                                       Title: Director

Schedule 13D

                                  EXHIBIT INDEX

      EXHIBIT
       NUMBER                              EXHIBIT NAME
---------------   --------------------------------------------------------------

         1. Joint Filing Agreement, dated as of August 31, 2005, by and among Texas Clothing Holding Corp., a Delaware corporation, Nevada Clothing Acquisition Corp., a Nevada corporation, Infinity Associates LLC, a Delaware limited liability corporation, Perseus Market Opportunity Fund, L.P., a Delaware limited partnership, Perseus Market Opportunity Partners, L.P., a Delaware limited partnership, Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company, Perseus, L.L.C., a Delaware limited liability company, Perseuspur, L.L.C., a Delaware limited liability company, Frank H. Pearl, Grand Wealth Group Limited, a British Virgin Islands corporation and Symphony Holdings Limited, a Bermuda corporation.

         2. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and Frank D. Bracken.

         3. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and J.M. Haggar, III.

         4. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and Kahn Brothers & Co., Inc.

         5. Stock Voting Agreement, dated as of August 31, 2005, which has been entered into by and among Texas Clothing Holding Corp., a Delaware corporation, Haggar Corp., a Nevada corporation and John C. Tolleson.

         6.       Power of Attorney, dated April 9, 2003, by Frank H. Pearl.

Schedule 13D

                                   SCHEDULE A

        DIRECTORS AND EXECUTIVE OFFICERS OF TEXAS CLOTHING HOLDING CORP.

         The following is a list of the directors and executive officers of Texas Clothing Holding Corp. ("Parent"), setting forth the name, present position with Parent and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Parent. The principal address of Parent is c/o Perseus, L.L.C., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019. The current business address for each individual listed below is 15 W. 53rd Street, New York, NY 10019.

      NAME                POSITION           PRESENT PRINCIPAL OCCUPATION
----------------   -----------------------  -------------------------------
Marsden S. Cason   Director, Secretary and  Managing Partner of Infinity
                   Treasurer                Associates LLC

William N. Simon   Director and President   Managing Partner of Infinity
                                            Associates LLC

Schedule 13D

                                   SCHEDULE B

      DIRECTORS AND EXECUTIVE OFFICERS OF NEVADA CLOTHING ACQUISITION CORP.

         The following is a list of the directors and executive officers of Nevada Clothing Acquisition Corp. ("Merger Sub"), setting forth the name, present position with Merger Sub and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Merger Sub. The principal address of Merger Sub is c/o Perseus, L.L.C., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019. The current business address for each individual listed below is 15 W. 53rd Street, New York, NY 10019.

    NAME                    POSITION            PRESENT PRINCIPAL OCCUPATION
----------------   -------------------------   -------------------------------
Marsden S. Cason   Sole Director, President,   Managing Partner of Infinity
                   Treasurer and Secretary     Associates LLC

Schedule 13D

                                   SCHEDULE C

           DIRECTORS AND EXECUTIVE OFFICERS OF INFINITY ASSOCIATES LLC

The following is a list of the directors and executive officers of Infinity, setting forth the name, present position with Infinity Associates LLC ("Infinity") and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Infinity. The principal address of Infinity is 591 Redwood Highway, Suite 2180, Mill Valley, CA 94941. The current business address for each individual listed below is 15 W. 53rd Street, New York, NY 10019.

     NAME             POSITION            PRESENT PRINCIPAL OCCUPATION
----------------   ----------------    -----------------------------------------
Marsden S. Cason   Managing Partner    Managing Partner of Infinity Associates
                                       LLC

William N. Simon   Managing Partner    Managing Partner of Infinity Associates
                                       LLC

Schedule 13D

                                   SCHEDULE D
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                 PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.

           The following is a list of the directors and executive officers of Perseus Market Opportunity Partners GP, L.L.C. ("Perseus GP"), setting forth the name, present position with Perseus GP and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Perseus GP. The principal address of Perseus GP and the current business address for each individual listed below is c/o Perseus, L.L.C., 2099 Pennsylvania, N.W., Washington, D.C. 20006.

    NAME                  POSITION             PRESENT PRINCIPAL OCCUPATION
----------------   ------------------------ ----------------------------------
Frank H. Pearl     Chairman, President and  Executive Officer of Perseus, LLC
                   Chief Executive Officer  and its related entities

Kenneth M. Socha   Senior Managing Director Executive Officer of Perseus, LLC
                                            and its related entities

Rodd Macklin       Secretary and Treasurer  Executive Officer of Perseus, LLC
                                            and its related entities

Schedule 13D

                                   SCHEDULE E

               DIRECTORS AND EXECUTIVE OFFICERS OF PERSEUS, L.L.C.

           The following is a list of the directors and executive officers of Perseus, L.L.C. ("Perseus"), setting forth the name, present position with Perseus and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Perseus. The principal address of Perseus and the current business address for each individual listed below is c/o Perseus, L.L.C., 2099 Pennsylvania, N.W., Washington, D.C. 20006.

   NAME                   POSITION             PRESENT PRINCIPAL OCCUPATION
----------------   -----------------------  ----------------------------------
Frank H. Pearl     Chairman, President and  Executive Officer of Perseus, LLC
                   Chief Executive Officer  and its related entities

Kenneth M. Socha   Senior Managing Director Executive Officer of Perseus, LLC
                                            and its related entities

Rodd Macklin       Secretary and Treasurer  Executive Officer of Perseus, LLC
                                            and its related entities

Schedule 13D

                                   SCHEDULE F

             DIRECTORS AND EXECUTIVE OFFICERS OF PERSEUSPUR, L.L.C.

           The following is a list of the directors and executive officers of Perseuspur, L.L.C. ("Perseuspur"), setting forth the name, present position with Perseuspur and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Perseuspur. The principal address of Perseuspur and the current business address for each individual listed below is c/o Perseus, L.L.C., 2099 Pennsylvania, N.W., Washington, D.C. 20006.

     NAME                POSITION             PRESENT PRINCIPAL OCCUPATION
----------------   -----------------------  ----------------------------------
Frank H. Pearl     Chairman, President and  Executive Officer of Perseus, LLC
                   Chief Executive Officer  and its related entities

Rodd Macklin       Secretary and Treasurer  Executive Officer of Perseus, LLC
                                            and its related entities

Schedule 13D

                                   SCHEDULE G

         DIRECTORS AND EXECUTIVE OFFICERS OF GRAND WEALTH GROUP LIMITED

         The following is a list of the directors and executive officers of Grand Wealth Holdings Limited ("Grand Wealth") setting forth the name, present position with Grand Wealth and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Grand Wealth. The principal address of Grand Wealth and the current business address for each individual listed below is Grand Wealth Holdings Limited, 10th Floor, Island Place Tower, 510 King's Road, North Point, Hong Kong.


  NAME              POSITION   PRESENT PRINCIPAL OCCUPATION             CITIZENSHIP
-----------         --------   -------------------------------------    -------------
Lap Wai Lam         Director   Director of Grand Wealth Group Limited   Chinese
Ting Ho             Director   Director of Grand Wealth Group Limited   United States
Tony Sun Sun Sze    Director   Deputy Chairman and Managing Director    Chinese
                               of Symphony Holdings Limited

Schedule 13D

                                   SCHEDULE H

          DIRECTORS AND EXECUTIVE OFFICERS OF SYMPHONY HOLDINGS LIMITED

         The following is a list of the directors and executive officers of Symphony Holdings Limited ("Symphony") setting forth the name, present position with Symphony and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Symphony. The principal address of Symphony and the current business address for each individual listed below is 10th Floor, Island Place Tower, 510 King's Road, North Point, Hong Kong.


            NAME                       POSITION                 PRESENT PRINCIPAL OCCUPATION                CITIZENSHIP
--------------------------      --------------------        -----------------------------------     ------------------------
Alfred Ronald Kwok Lung Li      Director                    Chairman of Symphony Holdings            Chinese
                                                            Limited

Tony Sun Sun Sze                Director                    Deputy Chairman and Managing             Chinese
                                                            Director of Symphony Holdings
                                                            Limited

Tsung Yuan Chang                Director                    Deputy Chairman and Executive            Taiwan, Republic of China
                                                            Director of Symphony Holdings
                                                            Limited

Ting Chuen Chan                 Non-Executive Director      Businessman                              Chinese

Edward Y Ku                     Director                    Executive Director of Symphony           United States
                                                            Holdings Limited

Lu Man Chan                     Director                    Executive Director of Symphony           Taiwan, Republic of China
                                                            Holdings Limited

I Nan Li                        Non-Executive Director      Executive Director of Yue Yuen           Taiwan, Republic of China
                                                            Industrial (Holdings) Limited
                                                            (HKSE 0551)

Kar Shing Cheng                 Independent                 Director of New World Development        Chinese
                                Non-Executive Director      Company Limited (HKSE 0017) and New
                                                            World China Land Limited (HKSE 0917)

Lei Ming Feng                   Independent                 President, Taiwan Securities (HK)        Chinese
                                Non-Executive Director      Co. Ltd.

Shing Chak Ho                   Independent Non-            CPA in private practice at Eric Ho       Chinese
                                Executive Director          & Co.